UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cornerstone Propane Partners, L.P.
Full Name of Registrant

N/A
Former Name if Applicable

432 Westridge Dr.
Address of Principal Executive Office (Street and Number)

Watsonville, California 95076
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             On September 11, 2002 , CornerStone Propane Partners, L.P. (the “Partnership”) filed a Current Report on Form 8-K to announce that it had not completed the preparation of the Partnership’s financial statements related to the fiscal year ended June 30, 2002 and that it would be unable to prepare and file its annual report on Form 10-K for the fiscal year ended June 30, 2002 (the “Form 10-K”) by the September 30, 2002 deadline.  As indicated below under Part IV “Other Information,” the Partnership has not yet filed the Form 10-K.

             The Partnership’s current management is continuing to work to enable Deloitte & Touche to complete its audit of the Partnership’s financial statements for the fiscal year ended June 30, 2002.  The Partnership has determined that it will be unable to prepare and file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended September 30, 2002 by the November 14, 2002 deadline.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Curtis G. Solsvig III	831	724-1921
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No
Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2002 not yet filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The response to Part IV is incorporated by reference to Item 5 of the Registrant’s Current Report on Form 8-K dated September 11, 2002.

Cornerstone Propane Partners, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2002	By	/s/ Curtis G. Solsvig III, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).